UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
a-01-50400

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CU Investment Solutions, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8500 W 110th Street, Suite 650
(No. and Street)

(City)	(State)	(Zip Code)
Overland Park	KS	66210

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)
Matthew Jackson	913-912-5235	mjackson@cu-isi.org

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
1201 Walnut Street, Suite 1700	Kansas City	MO	64106

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
10/16/2003	686

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Jackson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CU Investment Solutions, LLC _____, as of September 30 _____, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER L. HOGAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 5|4 27

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CU Investment Solutions LLC

Confidential Pursuant to Rule 17a-5 (c)(3)

Financial Statements

For the Year Ended September 30, 2025

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Members
CU Investment Solutions LLC
Overland Park, Kansas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CU Investment Solutions LLC (the "Company") as of September 30, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c 3-1 and Statement Pursuant to Rule 17a-5(d)(4), Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, as of September 30, 2025 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the

completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Kansas City, Missouri
November 24, 2025

CU Investment Solutions LLC
Statement of Financial Condition
As of September 30, 2025

		September 30, 2025
Assets		
Cash	$	1,000,004
Investments, at fair value		2,588,364
Receivables:		
Commissions		620,389
Advisory Fees		4,466
Accrued Interest		5,234
Other		9,803
Total Receivables		639,892
Operating Lease Asset		24,089
Other Assets		40,570
		64,659
Total Assets	$	4,292,919
Liabilities and Equity		
Liabilities:		
Accrued Liabilities	$	427,518
Deferred Revenue		250,000
Commissions Payable		371,733
Operating Lease Liability		24,089
Accounts Payable		14,564
Total Liabilities		1,087,904
Members' Equity:		
Members' Shares ($10,000 par value per share)		900,000
Members' Paid-In Capital		80,470
Retained Earnings		2,224,545
Total Members' Equity		3,205,015
Total Liabilities and Members' Equity	$	4,292,919

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statement of Operations
For the year ended September 30, 2025

		2025
Revenue		
Principal transactions - corporate agent program	$	4,881,965
Principal transactions - financial product sales		438,362
Platform fees		1,125,000
Placement fees		500,000
Advisory and other revenue		115,857
Interest income		59,795
Net gain on investment securities		41,736
Total Revenue		7,162,715
Expenses		
Commissions		4,098,119
Salaries and benefits		1,269,800
Professional and outside services		569,723
Data processing		95,000
Office occupancy and administration		89,219
Memberships and registration fees		71,691
Insurance and other		68,349
Travel		9,922
Total Expense		6,271,823
Net Income	$	890,892

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statement of Changes in Members' Equity
For the year ended September 30, 2025

	Shares	Members' Shares	Paid-In Capital	Retained Earnings	Total
Opening Balance, October 1, 2024	90	$900,000	$ 80,470	$ 1,333,653	$ 2,314,123
Net Income	-	-	-	890,892	890,892
Ending Balance, September 30, 2025	90	$900,000	$ 80,470	$ 2,224,545	$ 3,205,015

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statement of Cash Flows
For the year ended September 30, 2025

		2025
Cash flows from operating activities:		
Net Income	$	890,892
Adjustments to reconcile net income to net cash used in operating activities:		
Net accretion of discounts on securities		(30,370)
Net change in unrealized loss on investment securities		(41,736)
Changes in operating assets and liabilities:		
Receivables from customers		(190,322)
Other receivables		(332)
Other assets		(5,400)
Commissions payable		63,260
Accounts payable and accrued expenses		(29,476)
Investments		(612,526)
Deferred Revenue		(125,000)
Net cash used in operating activities		(81,010)
Net decrease in cash		(81,010)
Cash, beginning of year		1,081,014
Cash, end of year	$	1,000,004

See accompanying notes to financial statements.

8

1. Nature of Organization

CU Investment Solutions LLC (the "Company") is registered with the Securities and Exchange Commission as a securities broker/dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the State of Kansas. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation.

The Company was incorporated in Kansas on December 21, 1988, and as of September 29, 2011 operated as a wholly owned subsidiary of U.S. Central Bridge Corporate Federal Credit Union. The Company was formed for the purpose of providing investment services to the corporate credit union network. In anticipation of a change in ownership, the Company converted from an incorporated entity to a single member limited liability company ("LLC") under the Kansas Revised LLC act on June 30, 2011.

On September 30, 2011, the Company was acquired by a group of corporate credit unions and continues to provide broker/dealer and investment advisory services to the corporate and natural person credit union sector.

The Company derives a majority of revenues and expenses from its relationships with its owner members and other corporate and natural person credit unions. Future revenues depend on the continued reliance of these entities on the Company for securities transaction processing and other services.

The Company clears all transactions for its customers on a fully-disclosed basis with a clearing broker-dealer, who carries all customers' accounts and maintains the related records. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule. In addition, the Company earns revenues from the placement of private securities, platform fees, and advisory fees and, therefore, also files its exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5.

The Company has a single line of business, which is providing marketable securities and support services to credit unions. The Company has identified the Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income and commission share to evaluate the results of the business, as well as retained earnings and net capital in evaluating capital adequacy. The Company's operations constitute a single operating segment, and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents funds on deposit at financial institutions. Share/deposit insurance at the natural person credit union is provided by the National Credit Union Share Insurance Fund ("NCUSIF"), a U.S. Government insurance fund for account balances up to $250,000. Deposit insurance at the U.S. bank and trust company is provided by the Federal Deposit Insurance Corporation ("FDIC"). Cash balances held at the U.S. clearing firm are insured by the Securities Investor Protection Corporation ("SIPC") up to $250,000. Cash held on deposit at a U.S. bank and trust company exceeding insurance coverage was $50,514 in the operating accounts as of September 30, 2025. Cash held on deposit at a U.S. clearing firm company exceeding insurance coverage was $388,352 in the operating accounts as of September 30, 2025. Cash balances held on deposit at a natural person credit union did not exceed respective insurance coverages as of September 30, 2025.

Securities Transactions

Customer securities transactions, executed on a fully-disclosed basis by the Company's clearing broker-dealer, are recorded on a settlement-date basis, generally within one business day after trade date, with related transaction revenue recorded on a trade-date basis. In certain cases, another broker/dealer or customer will fail to deliver securities to the clearing broker-dealer, and as a result, the clearing broker-dealer will fail to deliver securities to the counterparty to the transaction. The Company's clearing broker-dealer promptly forwards securities upon receipt and settles cash when the securities are delivered.

Proprietary securities transactions, executed for the account and benefit of the Company, are recorded on a trade-date basis. As of September 30, 2025, the Company held investment securities with a fair value of $2,588,364. The investment securities are recorded at fair value,

with changes in fair value recorded in the statement of operations. As of September 30, 2025, the Company reported an unrealized loss on investment securities of $51,096.

Interest and dividend revenues are accounted for on an accrual basis and included in interest income on the statement of operations. Direct trading expenses associated with proprietary security transactions are recorded when incurred, which is typically the trade date.

Revenue recognition
The Company records a receivable when revenue is recognized prior to payment and when the Company has an unconditional right to payment. The Company records a contract liability when payment is received prior to the time at which the satisfaction of the contract obligation occurs.

Corporate agent program ("CAP") and financial product sales ("FPS") revenues represent payment for the execution of securities transactions on behalf of corporate and natural person credit union customers. Revenues are recognized on the date of execution (trade date). The Company's performance obligations consist of trade execution and clearing services and are fully satisfied on the settlement date. Substantially all revenue received is from related parties.

In October 2023, the Company's Board approved a Corporate Platform fee to be charged to the owners annually based on the level of usage of the Company's broker/dealer platform for the period beginning January 1, 2024 and ending December 31, 2024. $1,500,000 of Platform Fees were received in January of 2024. The unamortized balance of the funds is recorded in Deferred Revenue and ratably recognized monthly at a straight-line monthly amount at the beginning of the fee period through the subsequent twelve months. In December 2024, the Company's Board approved a renewal of the Platform Fee in the amount of $1,000,000 for the period January 1, 2025 and ending December 31, 2025. Platform Fee Revenue realized in 2025 was $1,125,000.

Placement fee revenue represents payment the Company receives from natural person credit unions or their agents for assistance with the sale and placement of unregistered subordinate debt issued in accordance with rules established by the National Credit Union Administration. Placement fees are recognized when earned, generally when the services are rendered. The Company's performance obligations have been fulfilled on invoice date. Substantially all revenue received is from related parties.

Advisory revenues represent fees paid by corporate customers for assistance with asset/liability management reporting and analysis of their investment strategies. Advisory revenues are recognized when earned, generally when the services are rendered. The Company's performance obligations have been fulfilled on invoice date. Substantially all revenue received is from related parties.

Income Taxes
The Company is treated for tax purposes substantially as a partnership and, accordingly, is not subject to federal or state income taxes.

3. Fair Value Measurement

The Company follows Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*. ASC 820 establishes a hierarchy for determining the fair value of financial and non-financial instruments. The hierarchy consists of three levels of valuations based on the evidence used to determine the fair value. ASC 820 requires that the highest level of valuation available be used based on market observable data. A "Level 1" valuation is a quoted market price for a particular (or identical) asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price (in an active market) is not available, but all significant inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management or outside parties.

The following tables present the balances of financial instruments measured at fair value as of September 30, 2025:

| | 2025 Fair Value Using | | | |
	Level 1	Level 2	Level 3	Total Fair Value
U.S. Treasury Securities	1,864,164		-	1,864,164
Brokered Certificates of Deposit	-	724,200	-	724,200
	$ 1,864,164	$ 724,200	$ -	$ 2,588,364

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows.

4. Related Party Transactions

Certain member-owners of the Company currently utilize the CAP to facilitate marketable security transactions on behalf of their natural person credit union members resulting in revenues earned by the Company from a third party clearing broker-dealer and associated commissions paid to these member-owners.

As of September 30, 2025, $369,158 in commissions payable to these member-owners was outstanding. Commissions paid to these member-owners during the year ended September 30, 2025 was $3,643,331 and is included in commissions in the accompanying statement of operations.

During the year ended September 30, 2025, the Company recorded CAP, FPS, platform fee, placement fee and advisory revenues from member-owner activity totaling $6,905,711. Advisory services, specifically, asset-liability management ("ALM") reporting, are supplemented with information processed pursuant to an agreement with a wholly-owned credit union service organization of a member-owner of the Company. Expenses in connection with this agreement are included in professional and outside services and totaled $74,197 for the year ended September 30, 2025. The Company also had receivables from member-owners of $4,466 related to advisory services at September 30, 2025.

Approximately 83.5 percent of total revenue was recorded from three member owners in 2025.

As discussed previously, in December 2024, the Board approved a Corporate Platform fee that may be charged to the owners annually based on usage of the Company. Platform Fee Revenue realized in 2025 was $1,125,000. The unamortized amount of related Deferred Revenue is $250,000 as of September 30, 2025.

5. Income Taxes

At September 30, 2025, the Company believes it has retained its non-taxable status, and therefore does not have any significant uncertain tax positions which meet the more likely than not measurement threshold. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. The Company is no longer subject to income tax examinations in significant jurisdictions for years before 2020.

6. Retirement Plan

The employees participate in a defined contribution retirement plan sponsored by the Company. Under the terms of the plan, employees of the Company may immediately contribute a percentage of their salary up to certain limitations as defined by the Internal Revenue Service. The Company matches 100% of the first 3% of the salary of the participant and an additional 50% of the next 2% of the salary of the participant. The employer matching contributions vest immediately. In addition, the Company may make discretionary profit sharing contributions, which are 100% vested when the employee reaches four years of service. The Company contributed a total of $76,031 to the plan during the year ended September 30, 2025.

In October 2020, a deferred compensation agreement went into effect with an Executive of the Company. If the Executive is still employed with the company, a $100,000 bonus will be paid out on September 30, 2025. This payment was made accordingly. Additionally, if the Executive is still employed by the company through September 30, 2030, a $400,000 bonus will be paid at that time. Compensation expense recorded for the year ended September 30, 2025 pursuant to his arrangement totaled $60,870 and is reflected as an accrued liability on the statement of financial condition totaling $202,900.

7. Business Risks and Concentrations

In the normal course of business, the Company acts in the capacity of principal in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of September 30, 2025 did not have a material adverse effect on the financial statements of the Company.

As of September 30, 2025, the Company provided its transaction and advisory services solely to corporate credit unions and members of corporate credit unions throughout the United States. As such, the Company's business is reliant upon its relationship with corporate credit unions, including primarily its member-owners and their natural person credit union members.

In the ordinary course of its business, the Company is involved in various legal proceedings involving contractual and employment relationships and a variety of other matters. Additionally, during the ordinary course of business, the Company may be subjected to fines imposed by regulatory agencies. While the Company cannot predict the outcome of its pending regulatory and legal matters with certainty, the Company does not believe any currently identified claim, proceeding or litigation, either individually or in aggregate, or regulatory fines will have a material impact on the Company's results of operations, financial position or cash flows.

8. Commitments

Effective September 16, 2011, the Company entered into an operating lease agreement for its main operations. The lease is amended periodically, and, on May 5, 2022, an amendment was signed to extend the lease agreement through October 31, 2024, which required monthly lease payments ranging from approximately $4,692 to $4,809. On August 2, 2024, another amendment was signed to extend the lease agreement through February 28, 2026, which requires monthly lease payments ranging from approximately $4,774 to $4,927. The related lease expense of $58,501 for the year ended September 30, 2025 is included in office occupancy and administration expense.

The Company adopted "ASC 842 – Leases" as of September 30, 2020, which requires lessees to recognize certain leases on-balance sheet and disclose key information about leasing arrangements. This standard establishes a right of use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on balance sheet for leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition on the statement of operations.

At September 30, 2025, the Company recognized an operating lease liability for its office space of $24,089, with a corresponding ROU asset of the same amount based on the present value of the remaining minimum rental payments under its existing operating lease. The discount rate used by the Company was determined by a comparable borrowing rate indicated to it through its relationship with a financial institution.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies.

At September 30, 2025, the Company had net regulatory capital of $3,123,050, which was $3,023,050 in excess of the required net capital of $100,000.

Also, the ratio of aggregate indebtedness to net regulatory capital for the Company is not permitted to exceed 15 to 1. As of September 30, 2025 the ratio of aggregate indebtedness to net capital for the Company was 0.26 to 1.

10. Recent Accounting Pronouncements

The Company is not aware of any recent accounting pronouncements that would have a material impact on its future practices or reporting.

11. Subsequent Events

In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequent events through November 24, 2025, which is the date these financial statements were available to be issued.

Supplementary Information

CU Investment Solutions LLC
Schedule I
Computation of Net Capital Under Rule 15c 3-1 and Statement Pursuant to Rule 17a-5(d)(4)
September 30, 2025

		2025
Total Equity	$	3,205,015
Non-Allowable Assets:		
Advisory fees receivable		4,466
Other assets		54,071
Total Non-Allowable Assets		58,537
Deductions:		
Securities haircuts		23,428
Total Deductions		23,428
Net Capital	$	3,123,050
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	442,082
Commissions payable		371,733
Total Aggregate Indebtedness	$	813,815
Regulatory Minimum Net Capital		
(Greater of $100,000 or 6 2/3% of Total Aggregate Indebtedness)	$	100,000
Excess Net Capital	$	3,023,050
Ratio of Aggregate Indebtedness to Net Capital		0.2606 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II-A and the computation contained herein.

CU Investment Solutions LLC
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c 3-3
of the Securities and Exchange Commission
September 30, 2025

The Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3 (k)(2)(ii) and through reliance on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

CU Investment Solutions LLC
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c 3-3
of the Securities and Exchange Commission
September 30, 2025

The company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements according to the provision of Rule 15c3-3 (k)(2)(ii) and through reliance on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Members
CU Investment Solutions LLC
Overland Park, Kansas

We have reviewed management's statements, included in the accompanying CU Investment Solutions LLC Exemption Report, in which (1) CU Investment Solutions LLC (the "Company") identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3(k): (2)(ii) (the "exemption provision"), (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception, and (3) the Company is also filing the Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to private placement of securities, platform fees and advisory fees, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from October 1, 2024 to September 30, 2025, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934* and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Forvis Mazars, LLP

Kansas City, Missouri
November 24, 2025

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited

8500 W. 110th Street
Suite 650
Overland Park, KS 66210
Fax: 913.220.2822

Member FINRA • Member SIPC

CU Investment Solutions LLC ™

CU INVESTMENT SOLUTIONS LLC EXEMPTION REPORT

CU Investment Solutions LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): (2)(ii).
2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k): (2)(ii) throughout the most recent fiscal year without exception.
3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to private placement of securities, platform fees and advisory fees, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from October 1, 2024 to September 30, 2025 without exception.

CU Investment Solutions LLC

Matthew Jackson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Matthew J___

Matthew Jackson
Chief Executive Officer
November 24, 2025

Brad Thomas, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Brad Thomas_

Brad Thomas
Chief Financial Officer
November 24, 2025

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on General Assessment Reconciliation (Form SIPC-7)

Board of Managers and Members
CU Investment Solutions LLC
Overland Park, Kansas

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2025. Management of CU Investment Solutions LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2025. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2025 with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2025.

Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Forvis Mazars, LLP

Kansas City, Missouri
November 24, 2025